UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 967,536
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 967,536

11. Aggregate Amount Beneficially Owned by Each Reporting Person 967,536

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,274
8. Shared Voting Power 967,536
9. Sole Dispositive Power 1,274
10. Shared Dispositive Power 967,536

11. Aggregate Amount Beneficially Owned by Each Reporting Person 968,810

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 833,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 833,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 833,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.5%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$5,557,302.36
Shapiro	PF	$7,872.50
DAP	WC	$4,797,733.39

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As previously disclosed, the Filers ("Lawndale"), sent Sparton Corporation's ("Sparton" or the "Company") Board and its Nominating Committee a letter and documents (the "Recommendation and Notice Documents") on August 22, 2008, (copies of which were attached as Exhibit B, C and D of its Schedule 13D, Amendment No. 13), that, among other things:

A) formally recommended four independent and highly experienced individuals (the "Independent Nominees") for Sparton's Nominating Committee to consider voluntarily adding to Sparton's Board (the "Lawndale Recommendation");

B) provided required notice (the "Lawndale Notice") of Lawndale's intent, absent a satisfactory settlement of differing viewpoints, to directly nominate the Independent Nominees for election to Sparton's Board via an alternative proxy slate, at Sparton's next Annual Meeting.

On September 17, 2008, Lawndale and Sparton entered into an agreement (the "Agreement"), that provided:

1) Sparton's Board size will be increased temporarily from nine to eleven and Mr. Joseph J. Hartnett and Mr. James R. Swartwout, two of the Independent Nominees, (hereinafter "New Independent Directors") will be appointed to immediately fill the newly created vacancies and be nominated to serve for additional three-year terms at the 2008 and 2009 annual meetings, respectively.

2) The Company will reduce the size of the Board to no more than ten directors by the 2009 annual shareholders meeting without affecting either of the New Independent Directors.

3) One of New Independent Directors shall be appointed to the Board's Executive Committee and, should the Board's CEO search be ongoing on the date of Sparton's 2008 annual meeting, one of the New Independent Directors will be added to the Board's Search Committee.

Pursuant to the Agreement, the Lawndale Recommendation and the Lawndale Notice were withdrawn. Also pursuant to the Agreement, unless the Agreement is terminated, Lawndale has agreed to vote for the Company's recommended director slates at both the 2008 and 2009 annual meeting of shareholders and to refrain from certain actions, including solicitation of proxies, up to and through Sparton's 2009 annual shareholders meeting. Lawndale has the option to terminate the Agreement 90 days before the 2009 annual meeting if certain conditions are not met, including, but not limited to, if Sparton's stock is trading below $4.00 per share.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing).

Lawndale believes that the addition of strong, independent directors to a board creates shareholder value in a variety of ways. Lawndale believes that the addition of the New Independent Directors to the Sparton board is an important step in the improvement of Sparton's governance process. Furthermore, given the substantial turnaround and operating experience of the New Independent Directors, Lawndale believes they will individually, and together, add significant expertise and value to Sparton's Board.

The Agreement also provided for the issuance of a joint press release, (a copy of which is attached at Exhibit C hereto, and incorporated by reference to this filing).

Lawndale acquired the Stock for investment purposes as the Filers believe Sparton's market value does not reflect the value of the Company's underlying niche businesses. Subject to the terms of the Agreement, Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 8, 2008:

NONE

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Sparton Lawndale Settlement Agreement dated as of September 17, 2008

Exhibit C Joint Sparton Lawndale Press Release dated September 18, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2008
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Managing Member	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro Managing Member

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003
LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

EXHIBIT B

Sparton Lawndale Settlement Agreement dated as of September 17, 2008

AGREEMENT

THIS AGREEMENT ("Agreement"), dated as of September 17, 2008, is made by and among Sparton Corporation, an Ohio corporation ("Sparton"), Lawndale Capital Management, LLC, a limited liability company, Diamond A Partners, L.P., a California limited partnership and Diamond A Investors, L.P., a California limited partnership, (collectively, the "Lawndale Parties"). From time to time in this Agreement, Sparton and the Lawndale Parties are referred to individually as a "Party" and together as the "Parties."

WHEREAS, the Lawndale Parties are the beneficial owners of shares of common stock, $1.25 par value per share, of Sparton (the "Common Stock") totaling, in the aggregate, 967,536 shares, or approximately 9.9% of the Common Stock issued and outstanding; and

WHEREAS, Sparton and the Lawndale Parties have agreed that it is in their mutual interests to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, and agreements contained herein, and other good and valuable consideration, the Parties mutually agree as follows:

Representations and Warranties of the Lawndale Parties. Each of the Lawndale Parties represents and warrants to Sparton that (a) this Agreement has been duly authorized, executed and delivered by such Lawndale Party, and is a valid and binding obligation of such Lawndale Party, enforceable against such Lawndale Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of such Lawndale Party or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, the organizational documents of such Lawndale Party as currently in effect, or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which such Lawndale Party is a party or bound or to which its or its property is subject; and (c) as of the date of this Agreement, the Lawndale Parties beneficially own in the aggregate 967,536 shares of Common Stock.

Representations and Warranties of Sparton. Sparton hereby represents and warrants to the Lawndale Parties that (a) this Agreement has been duly authorized, executed and delivered by Sparton, and is a valid and binding obligation of Sparton, enforceable against Sparton in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of Sparton or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, Sparton's Amended and Restated Articles of Incorporation, Amended Code of Regulations or Amended Bylaws, or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which Sparton is a party or bound or to which its or its property is subject.

Directorships.

Prior to the time that Sparton mails its definitive proxy statement for its 2008 annual meeting of shareholders, but in any event no later than 14 days from the date hereof, Sparton shall increase the size of its board of directors (the "Board") from nine directors to eleven and appoint Mr. Joseph J. Hartnett and Mr. James R. Swartwout (the "New Appointees").

Mr. Hartnett will be appointed as part of the class having a term expiring at Sparton's 2008 annual meeting of shareholders (the "2008 Appointee") and Mr. Swartwout will be appointed as part of the class having a term expiring at Sparton's 2009 annual meeting of shareholders (the "2009 Appointee").

Sparton agrees that the Board will:

nominate the 2008 Appointee and the 2009 Appointee as directors at the 2008 and 2009 annual meeting of shareholders, respectively (other than in the case of such person's refusal to serve or if such person has committed an act that would be grounds for removal from the Board for cause in which case the Lawndale Parties will have the right to designate and substitute a person or persons subject to evaluation and determination by the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") in good faith after exercising its fiduciary duties that such candidate has business experience in such areas as would reasonably be expected to enhance the Board, consistent with Sparton's guidelines relating to director qualifications and Board composition), together with the other persons included in Sparton's slate of nominees for director, as a director of Sparton, with a term expiring at Sparton's 2011 and 2012 annual meeting of shareholders, respectively;

recommend that the shareholders of Sparton vote to elect the 2008 Appointee and the 2009 Appointee as directors of Sparton at the 2008 and 2009 annual meetings of shareholders, respectively;

use all reasonable efforts consistent with the efforts used to obtain proxies for the other candidates nominated by the Board to obtain proxies in favor of the election of the 2008 Appointee and 2009 Appointee at the 2008 and 2009 annual meeting of shareholders, respectively;

Sparton shall ensure that for all times that either the 2008 Appointee or 2009 Appointee remains in office that one of such appointees will serve on the Executive Committee of Sparton (or any substitute therefor); and

if, on the date of Sparton's 2008 annual meeting of shareholders, Sparton does not have a new Chief Executive Officer, then Sparton shall ensure that, for all times after the date of such annual meeting, either the 2008 Appointee or 2009 Appointee will serve on the Board's CEO search committee.

Sparton agrees that during the term of this Agreement if a New Appointee resigns as a director or is removed for cause as a director, the Lawndale Parties will have the right to designate and substitute a person or persons for appointment to the Board as a replacement director, subject to evaluation and determination by the Nominating Committee using the standards described in Section 3(c)(1).

Sparton agrees that by no later than the conclusion of the 2009 annual meeting of shareholders, Sparton shall decrease the size of the Board from eleven to ten directors and will cause a director other than the 2008 Appointee and the 2009 Appointee to resign or not stand for re-election to affect such decrease.

Each of the New Appointees, upon appointment or election to the Board, will serve as an integral member of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees, as are generally applicable to nonemployee directors of Sparton.

Standstill Restrictions. Subject to applicable law, including Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Lawndale Parties shall not, and shall cause their respective officers, directors, employees and agents not to, in any manner, directly or indirectly:

solicit (as such term is used in the proxy rules of the SEC) proxies or written consents of shareholders, or conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any "solicitation" of any "proxy" within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act, but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) from the definition of "solicitation," to vote any shares of Common Stock with respect to any matter, or become a "participant" in any "contested solicitation" for the election of directors with respect to Sparton (as such terms are defined or used in the Exchange Act and the rules promulgated thereunder), other than solicitations or acting as a participant in support of all of Sparton's nominees;

purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of, any Common Stock or other securities issued by Sparton, if in any such case, immediately after the taking of such action the Lawndale Parties, together with their respective affiliates, would, in the aggregate, beneficially own more than 9.9% of the then outstanding shares of Common Stock;

make or be the proponent of any shareholder proposal, whether pursuant to Rule 14a-8 of the Exchange Act or otherwise;

form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a group comprised solely of the Lawndale Parties);

deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the Lawndale Parties;

execute any written consent as a shareholder with respect to Sparton or its Common Stock, except as set forth herein;

otherwise act, alone or in concert with others, to (i) make any public statement critical of Sparton, its directors or management or (ii) control or seek to control the Board, other than through non-public communications with the officers and directors of Sparton (which may, but need not, be at a meeting of the Board); provided, however, that subject to complying with Section 4(a) of this Agreement, the foregoing shall not prohibit the Lawndale Parties from making public statements (including statements contemplated by Rule 14a-1(l)(2)(iv) under the Exchange Act) or engaging in discussions with other stockholders with respect to (i) any transaction that has been publicly announced by Sparton or any third party involving a recapitalization of Sparton, an acquisition, disposition or sale of assets or a business by Sparton with respect to a transaction or series of transactions, or a change of control of Sparton or (ii) any matter for which Sparton seeks or is required to seek the approval of Sparton shareholders;

seek, alone or in concert with others, (i) to call a meeting of shareholders, (ii) representation on the Board, except as set forth herein, or (iii) the removal of any member of the Board;

make any proposal regarding any of the foregoing;

publicly disclose any request to amend, waive or terminate any provision of this Agreement; or

take or seek to take, or cause or seek to cause others to take, directly or indirectly, any action inconsistent with any of the foregoing.

Actions by the Lawndale Parties.

At the 2008 and 2009 annual meetings of Sparton's shareholders, the Lawndale Parties shall vote, and cause their respective officers, directors, employees and agents to vote, all of the shares of Common Stock beneficially owned by him or them for each of Sparton's nominees for election to the Board and for the ratification of the appointment of Sparton's independent auditors.

(1) Upon the execution of this Agreement by the Parties, no further action will be taken by the Lawndale Parties with respect to the letters from Lawndale Capital, LLC and Diamond A Partners, L.P., each dated August 22, 2008, recommending the nomination of candidates for positions on the Board and notifying Sparton that, absent such nomination, of its intent to itself nominate such candidates to the Board (collectively, the "Nomination Letters") and such Nomination Letters will be stayed.

Upon appointment of the New Appointees as directors of Sparton and the selection by the Board of the 2008 Appointee as one of Sparton's nominees for election at the 2008 annual meeting of shareholders in accordance with Section 3(c) of this Agreement, the Nomination Letters will each, without any further action necessary on the part of any person, be automatically and irrevocably withdrawn.

Termination. This Agreement will be terminated and the obligations of the Parties under this Agreement shall cease:

at the option of Sparton upon the earlier of (i) a material breach by any of the Lawndale Parties of any obligation hereunder which has not been cured within 14 days after receiving notice of such breach from Sparton, (ii) the Lawndale Parties having, in the aggregate, beneficial ownership of less than five percent of the outstanding shares of Common Stock; or (iii) any person becoming the beneficial owner of more than 50% of Sparton's voting stock, including by merger, acquisition, tender offer, exchange offer or other type of business combination;

at the option of the Lawndale Parties upon the earlier of (i) a material breach by Sparton of any obligation hereunder which has not been cured within 14 days after receiving notice of such breach from the Lawndale Parties, (ii) (A) the public announcement by Sparton of its intention to enter into a definitive agreement to transfer all or substantially all of the assets of Sparton or more than 50% of the voting power of Sparton, whether by merger, acquisition, tender offer, exchange offer or other type of business combination or (B) any person publicly announcing their intent to become the beneficial owner of more than 50% of Sparton's voting stock, including any merger, acquisition, tender offer, exchange offer or other type of business combination, (iii) Sparton's failure to list its Common Stock on the New York Stock Exchange or the Nasdaq Stock Market or (iv) at any time on or after the day immediately following the date of Sparton's 2009 annual meeting of shareholders (the "Termination Date"); provided, however, that the Termination Date shall be the 90th day before Sparton's 2009 annual meeting of shareholders (the "Target Date") if, as of such date, any of the following is not true:

Sparton has a Chief Executive Officer who was not employed by Sparton at any time prior to April 2006;

the average closing price per share of Sparton's Common Stock for the 40 trading days when at least one round lot of Sparton Common Stock has been traded that immediately precede and end on the Target Date exceeds the greater of (i) $4.00 or (ii) 50% of Sparton's total book value per share as of the last day of the most recently completed fiscal quarter as reported and filed with the SEC in a quarterly filing on Form 10-Q or annual report on Form 10-K, as applicable, in each case subject to appropriate adjustment in the event of a stock split, stock dividend or similar event (for the avoidance of doubt, the total book value per share as such term is used in this Section 6(b)(2) would be $8.57 based on stockholders equity of $84,071,556 and shares outstanding of 9,811,507 as disclosed in Sparton's Quarterly Report on Form 10-Q for the period ended March 31, 2008); and

Sparton has delivered to the Lawndale Parties notice that it intends to nominate the 2009 Appointee as a director at the 2009 annual meeting of shareholders; or

at any time, upon the written consent of all of the Parties.

Public Announcement. Sparton and the Lawndale Parties shall promptly disclose the existence of this Agreement after its execution pursuant to a joint press release that is mutually acceptable to the parties. Subject to applicable law, none of the Parties shall disclose the existence of this Agreement until the press release is issued.

Nonpublic Information.

In connection with discussions between the Lawndale Parties and their representatives and Sparton and its representatives, or otherwise during the term of this Agreement, the Lawndale Parties or their representatives may obtain information about Sparton or its securities that is confidential. Each of the Lawndale Parties agrees, as set forth below, to treat confidentially all such information (whether written or oral and whether or not identified as confidential) furnished to or otherwise obtained by such Lawndale Party or his or its representatives from Sparton or on its behalf together with those portions of analyses, summaries, notes or other documents prepared by a Lawndale Party or any of their representatives which contain or otherwise reflect such information (herein collectively referred to as the "Confidential Information"). Each Lawndale Party agrees that, except with Sparton's prior written consent, neither such party nor such party's representatives will disclose any Confidential Information to any other person or use any of the Confidential Information for any purpose other than on Sparton's behalf. For purposes of this Agreement, the phrase "Confidential Information" shall not include information which (i) becomes lawfully available to the public other than as a result of a disclosure by a Lawndale Party or his or its representatives, (ii) was lawfully available to the Lawndale Parties on a nonconfidential basis prior to its disclosure to the Lawndale Parties or their representatives by Sparton or on its behalf or (iii) lawfully becomes available to the Lawndale Parties on a nonconfidential basis from a source other than Sparton or Sparton's representatives or agents, provided that such source is not bound by a confidentiality agreement with Sparton of which the Lawndale Parties have been made aware. Sparton has no obligation to furnish Confidential Information to the Lawndale Parties or their representatives by virtue of this Agreement.

In connection with this Agreement and the Lawndale Parties' ongoing relationship with Sparton, there may be instances in which material nonpublic information concerning Sparton will be divulged to the Lawndale Parties by Sparton or its representatives or agents. Each of the Lawndale Parties expressly acknowledges, on behalf of himself or itself and his or its representatives and agents, that Federal and state securities laws prohibit any person who misappropriates material nonpublic information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

Remedies.

Each of the Parties acknowledges and agrees that a breach or threatened breach by any Party may give rise to irreparable injury inadequately compensable in damages, and accordingly each Party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or Federal court having jurisdiction, in addition to any other remedy to which such aggrieved Party may be entitled to at law or in equity.

In the event a Party institutes any legal action to enforce such Party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to reasonable attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

Notices. Any notice or other communication required or permitted to be given under this Agreement will be sufficient if it is in writing, sent to the applicable address set forth below (or as otherwise specified by a party by notice to the other parties in accordance with this Section) and delivered personally, mailed by certified or registered first-class mail or sent by recognized overnight courier, postage prepaid, and will be deemed given (a) when so delivered personally, (b) if mailed by certified or registered first-class mail, three business days after the date of mailing, or (c) if sent by recognized overnight courier, one day after the date of sending.

If to Sparton:

Sparton Corporation

2400 East Ganson Street

Jackson, Michigan 49202

Attention: President & Chief Executive Officer

Telephone: 517-787-8600

Facsimile: 517-787-1822

with a copy to:

Dykema Gossett PLLC

39577 Woodward Avenue, Suite 300

Bloomfield Hills, Michigan 48304

Attention: Douglas S. Parker

Telephone: 248-203-0703

Facsimile: 248-203-0763

and with a copy to:

Marcoux, Allen, Schomer, Bower, Nichols, Kendall & Lindsey, P.C.

145 South Jackson Street

Jackson, Michigan 49204

Attention: Robert T. Kendall III

Telephone: 517-787-4100

Facsimile: 517-787-9455

If to the Lawndale Parties:

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, California 94941

Attention: Andrew Shapiro, Managing Member

Telephone: 415-389-8258

Facsimile: 415-389-0180

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention: David J. Berger, Esq.

Bradley L. Finkelstein, Esq.

Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties in connection with the subject matter hereof.

Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Ohio, without regard to choice of law principles that would compel the application of the laws of any other jurisdiction.

Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Successors and Assigns. This Agreement shall not be assignable by any of the Parties. This Agreement, however, shall be binding on successors of the Parties.

Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties.

Further Action. Each Party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

Consent to Jurisdiction. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of any United States Federal court in the federal district encompassing Cleveland, Ohio or state court sitting in the State of Ohio in any action or proceeding arising out of or relating to this Agreement and each of the Parties hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court.

Waiver of Jury Trial. Each of the Parties hereby irrevocably waives all right to trial by jury and any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any Party hereto in negotiation, administration, performance or enforcement hereof.

Expenses. Each Party will pay such Party's own expenses in connection with the negotiation, execution and performance of this Agreement, the transactions contemplated by this Agreement and all things required to be done in connection with this Agreement.

[Signatures are on the following page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.
Sparton Corporation	Lawndale Capital Management, LLC
By: Richard Langley, President	By: Andrew E. Shapiro, Managing Member

Diamond A Partners, L.P.
By: Lawndale Capital Management, LLC
Its: General Partner
By: Andrew E. Shapiro Managing Member

Diamond A Investors, L.P.
By: Lawndale Capital Management, LLC
Its: General Partner
By: Andrew E. Shapiro Managing Member

EXHIBIT C

Joint Sparton - Lawndale Press Release dated September 18, 2008

SPARTON CORPORATION AND LAWNDALE CAPITAL MANAGEMENT

ANNOUNCE ADDITIONS TO SPARTON'S BOARD OF DIRECTORS

Jackson, Michigan and Mill Valley, California, September 18, 2008, Sparton Corporation (NYSE: SPA) and Lawndale Capital Management, LLC ("Lawndale"), Sparton's largest independent shareholder, announced today the immediate addition of two independent members to the Company's Board of Directors. Mr. Joseph J. Hartnett and Mr. James R. Swartwout were added to Sparton's Board in the class of directors that the Company will nominate for reelection at the 2008 and 2009 annual shareholders meeting, respectively.

Pursuant to an agreement between Sparton and Lawndale, the Nominating and Corporate Governance Committee of Sparton's Board of Directors selected these two directors from a list of experienced individuals recommended by Lawndale. Under terms of the agreement, Sparton's Board expanded the number of directors temporarily from 9 to 11 and will reduce the size of its Board to no more than 10 directors by the 2009 annual shareholders meeting without affecting either of the two new directors.

Mr. Richard Langley, Interim CEO, stated, "We are delighted to have two new highly qualified individuals on our Board. We look forward to them quickly familiarizing themselves with our business and helping Sparton return to positive cash flow and profitability."

To quickly integrate these new directors into the Board and to facilitate their involvement addressing challenges and opportunities facing Sparton, Mr. Swartwout has been appointed to the Executive Committee of the Board of Directors. Further, if the CEO Search Committee has not completed its efforts by the time of Sparton's 2008 annual meeting, one of the new directors will be added to the CEO Search Committee.

Andrew Shapiro, Lawndale's Managing Member, stated, "We are pleased to have worked productively with Sparton to identify such experienced individuals, whose addition to the Board will assist in the creation of shareholder value. We look forward to continued constructive dialogue with Sparton's Board.

Mr. Hartnett has been employed by Ingenient Technologies, Inc. for approximately one year and is currently its President and Chief Executive Officer. He worked for U.S. Robotics Corporation from 2000 to 2006 where, as President, CEO and member of the Board of Directors, he helped lead this company's turnaround and eventual sale. Prior to that, he spent 15 years with Grant Thornton, a leading accounting and management consulting firm. He graduated from the University of Illinois with a degree in accounting. Mr. Hartnett's management and team building experience along with his participation in turnaround assignments will expand the Board's skills in these areas.

Mr. Swartwout was most recently the Co-CEO and member of the Board of Directors of Habasit Holding America, Inc., the successor to Summa Industries, a publicly traded manufacturer of diversified plastic products for industrial and commercial markets. Prior to Habasit's acquisition of Summa in 2006, Mr. Swartwout led the turnaround and growth of Summa as Chairman, CEO and CFO from 1990 and CFO from 1988-1990. He graduated from Lafayette College with a BS in Industrial Engineering and has a MBA from the University of Southern California. Mr. Swartwout's business building, industrial operational experience and strategic perspective will be an excellent addition to the Sparton Board.

As part of the agreement between Sparton and Lawndale, Lawndale has agreed to vote for Sparton's recommended director slates at both the 2008 and 2009 annual meeting of shareholders and to refrain from certain actions up to and through the 2009 annual shareholders meeting. Lawndale will have the option to terminate the agreement 90 days before the 2009 annual meeting if certain conditions are not met, including, but not limited to, if Sparton's stock is trading below $4.00 per share.

As previously announced, Sparton's 2008 Annual Meeting will be held on November 12 at the Ella Sharp Museum of Art and History located at 3225 Fourth Street in Jackson, Michigan, starting at 10:00 am.

About Sparton Corporation

Sparton Corporation (NYSE:SPA) now in its 108th year, is a broad-based provider of electronics to technology-driven companies in diverse markets. The Company provides its customers with sophisticated electronic and electromechanical products through prime contracts and through contract design and manufacturing services. Headquartered in Jackson, Michigan, Sparton has seven manufacturing locations world-wide. The Company's Web site may be accessed at http://www.sparton.com.

About Lawndale Capital Management, LLC.

Lawndale Capital Management, LLC and the funds it manages have been large long-term shareowners of Sparton, presently owning 967,536 or 9.9% of Sparton's outstanding shares.

Headquartered in Mill Valley, CA, Lawndale Capital Management, LLC is an investment advisor that manages activist hedge funds that have focused on creating and unlocking shareholder value in micro- and small-cap companies for more than 15 years.

Safe Harbor and Fair Disclosure Statement

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, including the difficulty of predicting future results, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission (SEC). The matters discussed in this press release may also involve risks and uncertainties concerning Sparton's services described in Sparton's filings with the SEC. In particular, see the risk factors described in the Company's most recent Form 10K and Form 10Q. Sparton assumes no obligation to update the forward-looking information contained in this press release.

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